UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Aileron Therapeutics, Inc.
(Name of issuer)

Common Stock, par value $0.001
(Title of class of securities)
00887A 20 4
(CUSIP number)
Muneer A. Satter
c/o Satter Management Co., L.P.
676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611
(312) 448-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 2, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0087A 20 4

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on April 10, 2019, and as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3,  Amendment No. 4 and Amendment No. 5 to Schedule 13D filed with the SEC on April 11, 2019, June 9, 2020, January 8, 2021, November 3, 2023 and March 5, 2024 respectively (collectively the “Prior Filings”), is hereby amended by this Amendment No. 6 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Filings.

1	NAMES OF REPORTING PERSONS
Muneer A. Satter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
830,466 shares (see Item 5(a))

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
830,466 shares (see Item 5(a))

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,466 shares (see Item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (see Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 2 of 4 Pages

Item 5. Interest in Securities of the Issuer.
Items 5(a), (b) of the Prior Filings are hereby deleted and restated as follows:

(a), (b)	Amount beneficially owned as of the date hereof:

Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 830,466 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 51,253 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; (b) 61,547 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; and (c) 717,666 shares of Common Stock that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares.

Percent of class:

In the aggregate the Reporting Person beneficially owns 830,466 shares of Common Stock, which amount represents 4.9% of the total number of shares of Common Stock outstanding. All percentages calculated in this Schedule 13D are based on an aggregate of 16,972,512 shares of Common Stock that the Company reported as outstanding as of April 12, 2024 in the Annual Report on Form 10-K filed with the SEC on April 15, 2024.

Item 5(e) of the Prior Filings is hereby deleted and restated as follows:

(e)
As of April 2, 2024, upon the expiration of Warrants entitling SMTP to purchase 186,567 shares of Common Stock, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Page 3 of 4 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 16, 2024
/s/ Muneer A. Satter
Muneer A. Satter

Page 4 of 4 Pages